
BASED ON THE STORY OF Dean Dillon • THE MAN BEHIND COUNTRY MUSIC'S GREATEST HITS • UNWOUND • THE CHAIR • DANGED IF I DO • SPILLED PERFUME • HERE FOR A GOOD TIME •
Tennessee
WHISKEY
THE MUSICAL
THE STORY OF DEAN DILLON — THE MAN BEHIND COUNTRY MUSIC'S GREATEST HITS

COUNTRY MUSIC'S MUSICAL

Tennessee Whiskey the Musical is a show about the rise of a songwriting icon Dean Dillon, his personal struggles with alcoholism and drugs that almost ended his life, and his ultimate redemption and success; An emotional story told in a way that only country music can capture.

George Strait and Dean Dillon at the BMI Icon Awards Ceremony honoring Dean. Many of George Strait's #1 hits have been Dean Dillon tunes, and many are featured in Tennessee Whiskey the Musical.



HIT SONGS FEATURED IN THE MUSICAL

#1 HITS

The Chair

If I Know Me

Ocean Front Property

Tennessee Whiskey

Easy Come, Easy Go

The Road Less Travelled

Danged If I Do (Darned If I Don't)

It Ain't Cool To Be Crazy About You

TOP 10's

Spilled Perfume

I'm Lying In Love With You

Unwound

Marina Del Rey

Get My Drink On

It's a Little Too Late

Here for a Good Time





SYNOPSIS

```
                DEAN
No, no, no.  See, I just need to
write a few more songs and then my
album'll hit and I'll get clean. I'll
go -- get help. I'll get clean and
dry.

                JENNI
It's too late. I can't do it. All
your drinkin' and usin'. You're here
and then you're gone...and even when
you are here, you're so drugged up
you can't be here for us. You're
so...depressed, Dean.

                DEAN
        (Beginning to lose it)
No, no, no, no...
```

It's the Country Music You Love. It's a Story You'll Remember.

The show begins at a lavish awards ceremony with famous country music stars seen in an on-screen salute to Dean Dillon. When Dean himself is called to stage to accept the award, he becomes extremely emotional and begins to reminisce about his journey up to this special moment.

As he begins to remember his past, we are taken back in time to the late 1970's when he was a young man, and follow his move to Nashville to escape an abusive household, his career ups and downs that cause a severe addiction to alcohol and drugs, his struggles with personal and professional relationships with his wife and famous individuals such as George Strait, his near suicide, and ultimately his successful attempt to restore his life that leads us back to the moment at the awards ceremony where we began.

The journey is told with humor, emotion, and a great spirit of survival against the backdrop of famous songs that are part of the fabric of an entire generation of country music fans. It is a universal story that is sure to deeply affect not only country music lovers, but anyone who enjoys a story of the human spirit and redemption against all odds.



NO, THAT ONE'S NOT TAKEN. I DON'T MIND IF YOU SIT HERE. I'LL BE GLAD TO SHARE.

THE CHAIR



COUNTRY MUSIC FANS: OUR BUILT-IN AUDIENCE FOR THE MUSICAL

Recent Stats on Country Music Listeners*

Country music listeners spend 4 hours and 49 minutes a day with music, compared with non-country listeners' average of 3 hours and 51 minutes of active music listening.

YOU'RE AS WARM AS A GLASS OF BRANDY
WRITTEN BY DEAN DILLON AND LINDA HARGROVE STAYED UP UNTIL 4 IN THE MORNING WRITING THE TUNE THE NIGHT THEY MET.

Country fans are regular weekly users of YouTube (71%), streaming (66%), physical CDs (57%), TV music channels (48%) and digital music (47%).

More than 46% of U.S. adults are country music listeners, totaling more than 115 million 18+. By demo, 41% of Millennials say they are country music listeners, joined by 42% of GenXers and 39% of Boomers. Looking at the numbers, 115+ million 18+ tune into country music, 10+ million 12-17 and 125+ million 12+.

The audience is also well-heeled. While the general population's household income averages $78,900, the country music consumer average is $81,800.



Country music fans spend $100 more on music than the average fan, at $392 over the past year. Half of the audience has also bought music and concert tickets, with 36% saying they have downloaded music.



Tennessee WHISKEY THE MUSICAL

*Data provided by the Country Music Association (CMA), March 2019

TRAJECTORY FOR THE SHOW

We currently have the unique opportunity to pursue opening the show in London's West End (Country music is huge in England!) Plans include productions on Broadway, a "sit-down" production in Nashville, a national tour, then opening the show to the subsidiary theater market.





ABOUT THE PRODUCING TEAM



Pictured from left to right:

Dean Dillon (Producer) BMI Icon and Country Music Hall of Fame songwriter and singer

Dewey Moss (Lead Producer) An award-winning producer/director/writer whose veteran career has spanned Broadway, film/TV, and the opera worlds.

Lisa Dozier King (Executive Producer and General Manager) A Broadway General Manager with an impressive list of credits, including Be More Chill currently about to open in London's West End

Brooksie Wells (Producer) A chart-topping singer/songwriter who's company, Wildcard Development, is actively producing in music, theater, and film.

Wildcatters Network (Producer) Celebrating the lifestyle of a Wildcatter with an online magazine, Wildcatters Network also has active investments in virtual reality, medical research, software development, and the entertainment industry - film, theater, and music.



ABOUT DEAN DILLON



Dean Dillon was born on March 26, 1955, in Lake City, TN and started playing guitar at the age of 7. At the age of 15 he appeared in a local Knoxville, TN Variety Show called JIM CLAYTON'S STARTIME as a songwriter and performer; by the end of high school, Dean Dillon had his mind set on Nashville. After hitchhiking to Music City in the early 70's, it wasn't long before he caught the watchful eye of Shelby Singleton of SUN RECORDS. After a short recording stint that produced one record, Dean was once again walking the streets of a town he barely knew. In 1976 Dillon landed the role of Hank Williams in Opryland's Country Music Show, USA. The theme park gig indirectly helped Dillon secure his first publishing deal with Nashville producer, publisher Tom Collins. Three weeks later Barbara Mandrell recorded three of Dillon's songs. In 1979 Jim Ed Brown and Helen Cornelius had a number 1 hit with Dillon's "Lying Here In Love with You" a song he co-wrote with fellow tunesmith Gary Harrison of "Strawberry Wine" fame. It was both writers first number 1 hit record. Although it was writing songs for others where Dillon's future lay, the young singer was hell bent on making it as a recording artist. Between 1979 and 1981 Dillon released 12 singles for RCA Records. Three of the songs reached the Top 30 on the country charts, including "Nobody in His Right Mind Would've Left Her," which climbed all the way to number 25 (and later became a number 1 hit for George Strait). Between1979 and 1983, as an artist Dillon charted eight times and broke the Top 30 with "I'm into the Bottle (To Get You out of My Mind)." He also wrote hits for other country stars like the 1983 George Jones number 1 hit "Tennessee Whiskey". These successes established Dillon as a performer and as a songwriter. It wasn't long until Dillon was paired by RCA Record head, Jerry Bradley, with Gary Stewart, the "King of the Honky Tonkers." The vices of the two men fed off of each other and while their two bleary, good-timing albums were successful and looked like hard-living prototypes to Brooks & Dunn, (especially 1982's Brotherly Love), the partnership had little use for the straight and narrow. After "Those were the Days", Dillon took a five year hiatus from recording, cleaned up his personal life and concentrated on songwriting. He wrote or co-wrote a number of hits during this period and had considerable success with George Strait, who took five of his songs to the charts between 1981 & 1988. The exposure landed Dillon a new contract with CAPITOL RECORDS, who released two Ricky Scruggs produced albums, Slick Nickel and I've Learned to Live. The later featured a Tanya Tucker duet "Don't You Even Think About Leaving." Dillon next signed with ATLANTIC, where he issued his most successful album. It was 1991's Out of Your Mind which referenced the hard country of Dillon's heroes, but it also flirted with pop. The LP was lauded as a throwback, an answer to Nashville's penchant for vapidity. In 2002, he was inducted into the Nashville Songwriters Hall of Fame (along with Bob Dylan and Shel Silverstein). Early the following year Dillon signed a songwriting contract with Sony/A TV Tree, which came after his fifteen year relationship with Rose Acuff, a publishing company Sony acquired in July 2002. Dean Dillon's songwriting has thrived. He has recently written songs for famous faces like Kenny Chesney, Toby Keith and Lee Ann Womack. His association with George Strait over the years has brought him to an ICON STATUS in country music. It's the relationship with Strait that has, to a large extent, defined both of their careers. And in a genre built on great songwriters writing for great singers, there has never been another team like it. Dillon has composed or co-written 63 songs for Strait, including 19 singles, 11 which went to number 1. Even in a career like Strait's, the Dillon titles stand out: "Marina del Rey", "The Chair", "I've Come to Expect it From You", "Easy Come, Easy Go", "She Let Herself Go", and "The Best Day." His songs all pair instantly catchy melodies with gutbucket country lyrics, signature qualities of a Dillon composition that would also become hallmarks of Strait's own style and sound. As producer Tony Brown explained "they are the elements that allow Strait to sound traditional without sounding old-timey. At his ranch home in Gunnison, Colorado, Dean Dillon's walls display an array of timely photographs and awards consisting of: 1985 Billboard Country Music Artist Of The Year Award; 1986 Nashville Song Writers Award; 1995, 1996, 1998 CMA TRIPLE PLAY AWARD ; Three Time Grammy Nominee; Lee Iacocca Award (American Automotive Division); Twenty Six (26) Number 1 Records Award; and the coveted 2013 BMI Icon Award.



HOW COMMERCIAL SHOWS MAKE MONEY: THE PHASES OF A PRODUCTION

Once a commercial production opens and starts generating ticket revenue, there are two phases for the duration of the show: Recoupment Phase and Profit Phase

Revenue Flow for Investors in a Broadway Show



REVENUE GENERATION
Gross Weekly Box Office revenue is generated by ticket sales. Operating costs, royalties, and other costs are subtracted, resulting in the **Adjusted Net Box Office (ANBO)**.





RECOUPMENT PHASE
Once the show is generating revenue, 100% of ANBO revenue is paid back to the investment pool until the show's capitalization amount is recovered in its entirety. In some cases, an additional return on the investment is offered before the Profit Phase.





PROFIT PHASE
Once all investment money has been returned, the show enters Profit, and is considered a "hit" by the industry. During this phase, ANBO is split 50/50 - 50% to the Producers of the show and 50% to the investment pool. This profit split continues for the duration of the commercial production's run.



WEFUNDER INVESTMENT GOALS



HELP
FILL OUR
WHISKEY
BOTTLE!

$300,000

Tennessee
WHISKEY
THE MUSICAL

Current Invested Development Funds: $292k

Goal from WeFunder Investors: $300k

Wefunder investments will be used to:

- **Secure a major theater venue (deposit required)**

- **"Staff up" with Advertising Firm, PR Firm, General Management firm in launch city (West End)**

- **Finalize musical arrangements**

- **Preliminary casting**

- **PR Events to announce launch of show and ticket sales**

- **Other developmental operating expenses**



INVESTMENT TERMS OVERVIEW*



For All Investors

During Recoupment:
Recoupment + Return =
110% of original investment

Post Recoupment:
Adjusted Net Box Office Profit split 50/50
between producer and investment pool,
respectively, for the duration of the run
of the commercial production.



*Theatrical production is inherently risky. Contributions to the Production will involve a higher level of risk than most other financial transactions and there is no probability, but only a possibility, that contributors will get back the amount which they contribute. There is no guarantee of additional return or profit share as ability to provide such to investors solely relies on the success of the production and length of run. Please refer to Operating Agreement for all details on investment.